Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of xG Technology, Inc. on Amendment No. 1 to Form S-1 (File No. 333-214874) of our report dated April 12, 2016 on the financial statements of Integrated Microwave Technologies, LLC (the “Company”), which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Integrated Microwave Technologies, LLC as of December 31, 2015 and for the year then ended, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

New York, NY

December 9, 2016